UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third quarter of the fiscal year 2025 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third quarter of the fiscal year 2025 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment or other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine-month periods ended September 30, 2025 and 2024

(Unit : in billions of Korean Won)	2025 Jul.-Sep.	2024 Jul.-Sep.	Change	2025 Jan.-Sep.	2024 Jan.-Sep.	Change
Operating revenues	27,572	26,103	1,469	73,747	69,870	3,877
Operating income (loss)	5,652	3,396	2,256	11,541	5,946	5,595
Income (Loss) before income tax	5,349	2,977	2,372	10,246	4,063	6,183
Net income (loss)	3,790	1,880	1,910	7,328	2,590	4,738
Net income (loss) attributable to owners of the company	3,756	1,849	1,907	7,221	2,476	4,745

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine-month periods ended September 30, 2025 and 2024

(Unit : in billions of Korean Won)	2025 Jul.-Sep.	2024 Jul.-Sep.	Change	2025 Jan.-Sep.	2024 Jan.-Sep.	Change
Operating revenues	27,007	25,670	1,337	72,468	68,664	3,804
Operating income (loss)	2,679	-774	3,453	5,536	395	5,141
Income (Loss) before income tax	2,479	-1,310	3,789	6,071	-1,208	7,279
Net income (loss)	1,818	-968	2,786	4,903	-831	5,734

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name:	Joo, Hwa-Sik
Title:	Vice President

Date: November 13, 2025